UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549


                         SCHEDULE 13G


          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. )*



            The Mexico Equity & Income Fund, Inc.
                       (Name of Issuer)


                         Common Stock
               (Title and Class of Securities)


                          592834105
                        (CUSIP Number)


                        April 7, 1999
             (Date of Event which Requires filing
                      of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        592834105

1.   NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS
             Mira, L.P., 13-4045633

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]
                                                           (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware, USA

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH SOLE VOTING POWER               675,400

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH SHARED VOTING POWER                   0

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH SOLE DISPOSITIVE POWER          675,400

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH SHARED DISPOSITIVE POWER              0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                      675,400

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                               [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     5.71%

12.  TYPE OF REPORTING PERSON                              PN


Item 1.
     The name of the issuer is The Mexico Equity & Income
Fund, Inc. The address of the issuer's principal executive offices is World Financial Center, 200 Liberty Street, New
York, New York 10281.

Item 2.
     The name of the person filing is Mira, L.P. ("Mira"). The address of Mira's principal business office is One Chase Manhattan Plaza, 42nd Floor, New York, New York 10005. Mira is a limited partnership organized under the laws of the State of Delaware. This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"). CUSIP
Number: 592834105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     This Item 3 is not applicable.

Item 4.  Ownership

     Mira is the beneficial owner of 675,400 shares of Common Stock, which constitutes approximately 5.71% of the outstanding shares of Common Stock. Mira has the sole power to vote or direct the vote of all 675,400 shares, and the sole power to dispose or to direct the disposition of all 675,400 shares. There are zero shares as to which Mira shares the power to vote or direct the vote of the Common Stock, and zero shares as to which Mira shares the power to dispose or to direct the disposition of the Common Stock .

Item 5.  Ownership of Five Percent or Less of a Class

         This Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

         This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group

         This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group

         This Item 9 is not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Dated:  April 7, 1999

                                                            Mira, L.P.

                                              /s/ Terence S. Leighton
                                              By: Terence S. Leighton
                                              Title:Vice President